Exhibit 99.1

For Immediate Release	June 18, 2007

Canadian Superior Announces Kan Tan IV Semi-Submersible Drilling Rig
Moving To Spud “Victory” Well On “Intrepid” Block 5(c)

PORT OF SPAIN, TRINIDAD AND TOBAGO—(CCNMatthews – June 18, 2007) - Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG)(AMEX:SNG), the Operator of Block 5(c), and its financial partner Challenger Energy Corp. (“Challenger”) (TSX.V:CHQ)(AMEX:CHQ), jointly announced today, that earlier today on Monday June 18th, the semi-submersible drilling rig Kan Tan IV began its tow from the Port of Chaguaramas, Trinidad to Canadian Superior’s “Intrepid” Block 5(c) off the east coast of the island of Trinidad to spud its “Victory” well.

Speaking today, Canadian Superior’s Chairman, Greg Noval, said, “It will take approximately 3 days for the Kan Tan IV to be towed to our ‘Victory’ Prospect on our ‘Intrepid’ Block 5(c) and positioned and anchored for the drilling of the ‘Victory’ well which is expected to be spudded and drilling by the end of this week (details of the ‘Victory’ Prospect and our ‘Intrepid’ Block 5(c) can be seen on our website at www.cansup.com)”.

Mike Coolen, Canadian Superior’s President and Chief Operating Officer, also said, “There are a lot of people that have contributed to this important milestone being reached. Speaking for my fellow staff and directors, we appreciate all the hard work and dedication of all those that have contributed to this project, and in particular those with SINOPEC, Maersk, the people and Government of the Republic of Trinidad and Tobago, our loyal shareholders and our own staff. We are very excited to have reached this important point in this Project and look forward to a very safe and effective drilling program as we commence our multi-well drilling program in one of the biggest and most exciting natural gas plays in the world.”

Maersk Contractors, a part of A.P. Moller - Maersk A/S (“Maersk”), www.maersk-contractors.com, headquartered in Copenhagen, Denmark which trades on the Copenhagen Stock Exchange (OMX:MAERSK B) is the drilling rig manager for the Kan Tan IV that is owned by SINOPEC of Beijing, China (NYSE:SNP), website http://english.sinopec.com, the 3rd largest company in China. Over the past several months, the Kan Tan IV semi-submersible drilling rig has undergone an extensive US$60 million plus refit in Brownsville, Texas and final preparations have now been completed in the Port of Chaguaramas, Trinidad, in order to proceed with drilling operations on Canadian Superior’s “Intrepid” Block 5(c) on its “Victory” Prospect. The Kan Tan IV has been contracted by Canadian Superior to drill a multi-well program of three (3) back-to-back exploration wells, on three (3) separate and distinct large natural gas prospects, “Victory”, “Bounty” and “Endeavour”, approximately 60 miles off the east coast of Trinidad, on Canadian Superior’s “Intrepid Block 5(c). The wells will evaluate three (3) separate large natural gas prospects, each with multi-TCF potential, that have been delineated by extensive 3D seismic that Canadian Superior has evaluated and interpreted over its “Intrepid” Block 5(c).

In Trinidad, in close proximity to Canadian Superior’s acreage, 18 of British Petroleum’s (BP’s) top 25 producing wells world-wide are located, including BP’s Cannonball Development Wells (3 wells making over 600 mmcf/d). Also, directly offsetting Canadian Superior’s “Intrepid” Block 5(c) to the west is British Gas’s (BG) Dolphin and Dolphin Deep Developments (e.g. 2 wells in Dolphin Deep capable of making up to a total of 300 mmcf/d), both fields on trend with the “Intrepid” Block 5(c) in the “dip” direction (SW-NE). The same holds true in the “strike” direction (NW-SE), with BP’s Manakin and Statoil’s Cocuina fields on trend to the southeast of the “Intrepid” Block 5(c) and EOG Resources, Inc.’s 2006 discovery to the northwest, again directly on trend in the “strike” direction. Natural gas from Trinidad easily accesses the world’s largest natural gas markets and supplies approximately 80% of the United States’ Liquefied Natural Gas (LNG), a very important part of the North American natural gas supply.

Daily progress of the tow from the Port of Chaguaramas to the “Victory” Prospect can be monitored with a link on www.cansup.com and at http://www.cansup.com/rigloc/loc.htm showing a Daily Location Map for the Kan Tan IV. Also, once operations at the well site are well underway on Canadian Superior’s “Victory” Prospect, periodically photos and/or video of drilling activities may be viewed on Canadian Superior’s website www.cansup.com, as well as the Daily Drilling Depth Chart and also a Geological Prognosis for the well.

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations Offshore Trinidad and Tobago, Offshore Nova Scotia, Canada and in Western Canada. See Canadian Superior’s website at www.cansup.com to review Canadian Superior’s operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia interests.  Canadian Superior has approximately 20,000 shareholders worldwide, including some of the top institutional shareholders in North America.

Challenger Energy Corp. is a Calgary, Alberta, Canada based oil and gas exploration company which is currently focusing on “high impact” oil and gas plays offshore Trinidad and Tobago and offshore Nova Scotia. See www.chaenergy.ca for information on Challenger.

This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation’s annual report on Form 20-F on file with the U.S. Securities and Exchange Commission.

For Further Information RELATED TO CHALLENGER ENERGY CORP. AND/OR THIS NEWS RELEASE, Please Contact:

CHALLENGER ENERGY CORP.

Suite 200, 744 – 4th Avenue S.W.

Calgary, Alberta, Canada   T2P 3T4

Phone:    (403) 503-8810

Fax:         (403) 503-8811

www.chaenergy.ca